APOLLO STRATEGIC GROWTH CAPITAL

9 West 57th Street, 43rd Floor

New York, NY 10019

May 3, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner
Loan Lauren Nguyen

Re:	Apollo Strategic Growth Capital

Registration Statement on Form S-4

File No. 333-261820

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Apollo Strategic Growth Capital hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 4 thereto, so that it will become effective at 4 P.M., Eastern Time, on May 4, 2022 or as soon as practicable thereafter.

Please contact Brian M. Janson (212-373-3588) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Janson by telephone when this request for acceleration has been granted.

APOLLO STRATEGIC GROWTH CAPITAL

By:	/s/ James Crossen
Name:	James Crossen
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission
Wei Lu
Ethan Horowitz

Apollo Strategic Growth Capital
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Brian M. Janson
Ross A. Fieldston
Gregory A. Ezring
Luke R. Jennings

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